One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHEN FERRARA stephen.ferrara@dechert.com +1 617 728 7147 Direct +1 617 275 8418 Fax

June 23, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”)
SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov,

This letter responds to the comments provided to the me, Jeremy Clemens, and Alexander Karampatsos of Dechert LLP during a telephonic discussion on May 20, 2016, with respect to your review of Post-Effective Amendment No. 43 (“PEA No. 43”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 5, 2016. PEA No. 43 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of new series of the Registrant, the Goldman Sachs Target Date 2020 Portfolio, Goldman Sachs Target Date 2025 Portfolio, Goldman Sachs Target Date 2030 Portfolio, Goldman Sachs Target Date 2035 Portfolio, Goldman Sachs Target Date 2040 Portfolio, Goldman Sachs Target Date 2045 Portfolio, Goldman Sachs Target Date 2050 Portfolio, and Goldman Sachs Target Date 2055 Portfolio (the “Portfolios”). We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please provide the completed fee and expense tables for the Portfolios before filing the effective registration statement.

Response:      The Portfolios’ completed fee and expense tables are attached hereto as Exhibit A.

2.	Comment: The “Summary – Principal Strategy” sections include the same glide path chart for each Portfolio. Please include a statement in the Summary – Principal Strategy” sections disclosing that the same glide path chart is used by each Portfolio.

Response:      The Portfolios have incorporated this comment.

3.	Comment: The glide path chart in the “Summary – Principal Strategy” sections references an “Equity / Fixed – Tactical Opportunity Range.” Please explain this range in the “Summary – Principal Strategy” sections.

Response:      The Portfolios have incorporated this comment.

4.	Comment: The “Summary – Principal Strategy” sections indicate that each Portfolio may allocate a percentage of its assets to alternative funds. Please describe the alternative funds in which the Portfolios may invest. Please review the “Risks of the Portfolio” and “Risks of the Underlying Funds” sections to ensure that the disclosure captures all risks associated with the Portfolio’s investments in underlying alternative funds.

Response:      The Portfolios have incorporated this comment.

5.	Comment: In each “Summary – Principal Strategy” section, please include a table that clearly depicts the anticipated asset allocations among the types of underlying funds over the entire life of a Portfolio at identified periodic intervals that are no longer than five years in duration (the “Allocation Table”).

Response:      The Portfolios have incorporated this comment.

6.	Comment: The “Summary – Principal Strategy” sections indicate that each Portfolio may allocate a percentage of its assets to foreign equity funds. Please disclose whether each Portfolio also anticipates allocating a percentage of its assets in emerging markets equity funds. If a Portfolio anticipates allocating a percentage of its assets to emerging markets equity funds, please disclose the Portfolio’s anticipated asset allocations to emerging markets equity funds in its “Summary – Principal Strategy” section.

Response:      The Portfolios have incorporated this comment.

7.	Comment: Please identify the Underlying Funds in which the Portfolios may invest.

Response:      The Registrant notes that it is expected that the Portfolios will primarily invest in unaffiliated Underlying Funds and that the Underlying Funds in which the Portfolios invest may change with some frequency. Because of this, the Registrant believes that identifying the Underlying Funds in which the Portfolios may invest will not be of much utility to investors and may lead to confusion as the information may become stale or outdated after a short period of time. Accordingly, the Portfolios respectfully decline to make any changes in response to this comment.

8.	Comment: In the “Summary – Principal Strategy” sections, please indicate whether each Portfolio’s asset allocation targets are expected to remained fixed after the Target Date.

Response:      The Portfolios have incorporated this comment.

9.

Comment:      In the “Summary – Principal Strategy” sections, please disclose that to the extent that the Underlying Funds concentrate in a particular industry or group of industries on an aggregate basis, the Portfolio will indirectly concentrate in such industries. Please also disclose whether each Portfolio, as a result of its investment in Underlying Funds, is concentrated in a particular industry or group of industries as of a recent date.

Response:      Each Portfolio has added disclosure in its “Summary – Principal Strategy” section to disclose that the Portfolio may indirectly concentrate in a particular industry or group of industries through its aggregate investment in one or more Underlying Funds. The Portfolios respectfully decline to incorporate the comment requesting that each Portfolio disclose whether it, as a result of its investment in Underlying Funds, is concentrated in a particular industry or group of industries as of a recent date. Similar to the Registrant’s concerns with identifying the Underlying Funds in which the Portfolios invest, the Registrant believes that disclosure regarding an indirect concentration in a particular industry or group of industries, as a result of aggregate investment in one or more Underlying Funds, may lead to confusion as the information may become stale or outdated after a short period of time.

10.	Comment: In the “Summary – Principal Risks of the Portfolio” sections, please disclose that investors should also consider, in addition to his or her age or retirement date, other factors, including the investor’s risk tolerance, personal circumstances, and complete financial situation before investing.

Response:      The Portfolios have incorporated this comment.

11.	Comment: In the “Shareholder Guide – Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?” section, please clarify whether the Portfolios are subject to a CDSC.

Response:    The Portfolios have incorporated this comment.

12.

Comment:      In the “Investment Restrictions – Fundamental Investment Restrictions” section of the SAI, the Portfolios state that they may not “[m]ake loans, except through … loans to affiliates of the Portfolio to the extent permitted by law ….” Please provide adjacent narrative disclosure indicating what is permissible under applicable law.

Response:      The Registrant respectfully declines to incorporate this comment at this time, as the Registrant believes its disclosure is consistent with Form N-1A and remains appropriate.

*        *        *         *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7147 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephen Ferrara

Stephen Ferrara

cc:	Chris Carlson, Goldman Sachs Asset Management, L.P.

Exhibit A

Fees and Expenses of the Portfolios

Goldman Sachs Target Date 2020 Portfolio

	Class A	Institutional	Service	Class IR	Class R	Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
	Class A	Institutional	Service	Class IR	Class R	Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.25%	None	0.50%	None
Other Expenses[1]	0.34%	0.19%	0.44%	0.34%	0.34%	0.17%
Shareholder Administration Fees	None	None	0.25%	None	None	None
All Other Expenses	0.34%	0.19%	0.19%	0.34%	0.34%	0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
Total Annual Portfolio Operating Expenses	1.06%	0.66%	1.16%	0.81%	1.31%	0.64%
Expense Limitation[3]	(0.10)%	(0.10)%	(0.10)%	(0.10)%	(0.10)%	(0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%	0.56%	1.06%	0.71%	1.21%	0.54%
[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the current fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the current fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Target Date 2025 Portfolio

	Class A	Institutional	Service	Class IR	Class R	Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
	Class A	Institutional	Service	Class IR	Class R	Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.25%	None	0.50%	None
Other Expenses[1]	0.34%	0.19%	0.44%	0.34%	0.34%	0.17%
Shareholder Administration Fees	None	None	0.25%	None	None	None
All Other Expenses	0.34%	0.19%	0.19%	0.34%	0.34%	0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
Total Annual Portfolio Operating Expenses	1.06%	0.66%	1.16%	0.81%	1.31%	0.64%
Expense Limitation[3]	(0.10)%	(0.10)%	(0.10)%	(0.10)%	(0.10)%	(0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%	0.56%	1.06%	0.71%	1.21%	0.54%

[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the first fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the first fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Target Date 2030 Portfolio

	Class A		Institutional		Service		Class IR		Class R		Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None		None		None		None		None
	Class A		Institutional		Service		Class IR		Class R		Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%		0.25%		0.25%		0.25%		0.25%		0.25%
Distribution and/or Service (12b-1) Fees	0.25%		None		0.25%		None		0.50%		None
Other Expenses[1]	0.34%		0.19%		0.44%		0.34%		0.34%		0.17%
Shareholder Administration Fees	None		None		0.25%		None		None		None
All Other Expenses	0.34%		0.19%		0.19%		0.34%		0.34%		0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%		0.22%		0.22%		0.22%		0.22%		0.22%
Total Annual Portfolio Operating Expenses Expense Limitation[3]	1.06 (0.10	% )%	0.66 (0.10	% )%	1.16 (0.10	% )%	0.81 (0.10	% )%	1.31 (0.10	% )%	0.64% (0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%		0.56%		1.06%		0.71%		1.21%		0.54%
[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the current fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the current fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Target Date 2035 Portfolio

	Class A	Institutional	Service	Class IR	Class R	Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None

	Class A		Institutional		Service		Class IR		Class R		Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%		0.25%		0.25%		0.25%		0.25%		0.25%
Distribution and/or Service (12b-1) Fees	0.25%		None		0.25%		None		0.50%		None
Other Expenses[1]	0.34%		0.19%		0.44%		0.34%		0.34%		0.17%
Shareholder Administration Fees	None		None		0.25%		None		None		None
All Other Expenses	0.34%		0.19%		0.19%		0.34%		0.34%		0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%		0.22%		0.22%		0.22%		0.22%		0.22%
Total Annual Portfolio Operating Expenses Expense Limitation[3]	1.06 (0.10	% )%	0.66 (0.10	% )%	1.16 (0.10	% )%	0.81 (0.10	% )%	1.31 (0.10	% )%	0.64% (0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%		0.56%		1.06%		0.71%		1.21%		0.54%
[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the first fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the first fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Target Date 2040 Portfolio

	Class A		Institutional		Service		Class IR		Class R		Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None		None		None		None		None
	Class A		Institutional		Service		Class IR		Class R		Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%		0.25%		0.25%		0.25%		0.25%		0.25%
Distribution and/or Service (12b-1) Fees	0.25%		None		0.25%		None		0.50%		None
Other Expenses[1]	0.34%		0.19%		0.44%		0.34%		0.34%		0.17%
Shareholder Administration Fees	None		None		0.25%		None		None		None
All Other Expenses	0.34%		0.19%		0.19%		0.34%		0.34%		0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%		0.22%		0.22%		0.22%		0.22%		0.22%
Total Annual Portfolio Operating Expenses Expense Limitation[3]	1.06 (0.10	% )%	0.66 (0.10	% )%	1.16 (0.10	% )%	0.81 (0.10	% )%	1.31 (0.10	% )%	0.64% (0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%		0.56%		1.06%		0.71%		1.21%		0.54%
[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the current fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the current fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

  Goldman Sachs Target Date 2045 Portfolio

	Class A		Institutional		Service		Class IR		Class R		Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None		None		None		None		None
	Class A		Institutional		Service		Class IR		Class R		Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%		0.25%		0.25%		0.25%		0.25%		0.25%
Distribution and/or Service (12b-1) Fees	0.25%		None		0.25%		None		0.50%		None
Other Expenses[1]	0.34%		0.19%		0.44%		0.34%		0.34%		0.17%
Shareholder Administration Fees	None		None		0.25%		None		None		None
All Other Expenses	0.34%		0.19%		0.19%		0.34%		0.34%		0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%		0.22%		0.22%		0.22%		0.22%		0.22%
Total Annual Portfolio Operating Expenses Expense Limitation[3]	1.06 (0.10	% )%	0.66 (0.10	% )%	1.16 (0.10	% )%	0.81 (0.10	% )%	1.31 (0.10	% )%	0.64% (0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%		0.56%		1.06%		0.71%		1.21%		0.54%
[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the first fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the first fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

  Goldman Sachs Target Date 2050 Portfolio

	Class A		Institutional		Service		Class IR		Class R		Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None		None		None		None		None
	Class A		Institutional		Service		Class IR		Class R		Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%		0.25%		0.25%		0.25%		0.25%		0.25%
Distribution and/or Service (12b-1) Fees	0.25%		None		0.25%		None		0.50%		None
Other Expenses[1]	0.34%		0.19%		0.44%		0.34%		0.34%		0.17%
Shareholder Administration Fees	None		None		0.25%		None		None		None
All Other Expenses	0.34%		0.19%		0.19%		0.34%		0.34%		0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%		0.22%		0.22%		0.22%		0.22%		0.22%
Total Annual Portfolio Operating Expenses Expense Limitation[3]	1.06 (0.10	% )%	0.66 (0.10	% )%	1.16 (0.10	% )%	0.81 (0.10	% )%	1.31 (0.10	% )%	0.64% (0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%		0.56%		1.06%		0.71%		1.21%		0.54%
[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the current fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the current fiscal year.

[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

  Goldman Sachs Target Date 2055 Portfolio

	Class A		Institutional		Service		Class IR		Class R		Class R6
Shareholder Fees (fees paid directly from your investment) Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None		None		None		None		None
	Class A		Institutional		Service		Class IR		Class R		Class R6
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%		0.25%		0.25%		0.25%		0.25%		0.25%
Distribution and/or Service (12b-1) Fees	0.25%		None		0.25%		None		0.50%		None
Other Expenses[1]	0.34%		0.19%		0.44%		0.34%		0.34%		0.17%
Shareholder Administration Fees	None		None		0.25%		None		None		None
All Other Expenses	0.34%		0.19%		0.19%		0.34%		0.34%		0.17%
Acquired Underlying Fund Fees and Expenses[2]	0.22%		0.22%		0.22%		0.22%		0.22%		0.22%
Total Annual Portfolio Operating Expenses Expense Limitation[3]	1.06 (0.10	% )%	0.66 (0.10	% )%	1.16 (0.10	% )%	0.81 (0.10	% )%	1.31 (0.10	% )%	0.64% (0.10)%
Total Annual Portfolio Operating Expenses After Expense Limitation	0.96%		0.56%		1.06%		0.71%		1.21%		0.54%
[1]	The Portfolio’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the first fiscal year.
[2]	The Portfolio’s “Acquired (Underlying) Fund Fees and Expenses” have been estimated to reflect the fees and expenses expected to be incurred during the first fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired (underlying) fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.05% of the Portfolio’s average daily net assets. These arrangements will remain in effect through at least August 22, 2018, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.